Filed by ProFrac Holding Corp.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: U.S. Well

Services, Inc.

Commission File No.: 001-38025

Corrected Transcript

22-Jun-2022

ProFrac Holding Corp. (PFHC)

Acquisition of U.S. Well Services, Inc. by ProFrac Holding Corp. Call

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ProFrac Holding Corp. (PFHC) Acquisition of U.S. Well Services, Inc. by ProFrac Holding Corp. Call	Corrected Transcript
22-Jun-2022

CORPORATE PARTICIPANTS

Rick Black	Matthew D. Wilks
Executive Vice President, Dennard Lascar Associates LLC	President & Executive Chairman, ProFrac Holding Corp.

Ladd Wilks	Lance Turner
Chief Executive Officer, ProFrac Holding Corp.	Chief Financial Officer, ProFrac Holding Corp.

OTHER PARTICIPANTS

Ian Macpherson	Don Crist
Analyst, Piper Sandler & Co.	Analyst, Johnson Rice & Co. LLC

Stephen Gengaro	Tom Curran
Analyst, Stifel, Nicolaus & Co., Inc.	Analyst, Seaport Global Securities LLC

MANAGEMENT DISCUSSION SECTION

Operator: Greetings and welcome to the ProFrac Holding Corp. Conference Call. At this time, all participants are in a listen-only mode. A brief question-and-answer session will follow the formal presentation. [Operator Instructions] As a reminder, this conference is being recorded.

It is now my pleasure to introduce your host, Rick Black of Investor Relations. Thank you, Rick. You may begin.

Rick Black

Executive Vice President, Dennard Lascar Associates LLC

Thank you, operator. And good morning, everyone. We appreciate you joining us for ProFrac Holding Corp’s conference call and webcast to discuss our latest acquisition announcement and other recent developments. With me today is Ladd Wilks, ProFrac’s, Chief Executive Officer; Lance Turner, Chief Financial Officer; and Matt Wilks, Executive Chairman. There will be a replay of today’s call that will be available via webcast on the company’s website at pfholdingscorp.com and there will also be a telephonic recorded replay available until June 29, 2022.

For information on how to access these replays, additional features were included in yesterday’s press release. The company has also posted a presentation regarding the acquisition announcement that can be found on the company’s website under the Investor Relations tab on the Presentations page. Please note that information reported on this call speaks only as of today June 22, 2022. And therefore, you are advised that any time sensitive information may no longer be accurate as of any replay, listening or transcript reading.

Also, comments on this call may contain forward-looking statements within the meaning of the United States Federal Securities Laws, including management’s expectations of future financial and business performance, and statements about the anticipated benefits of our pending acquisitions. These forward-looking statements reflect the current views of ProFrac’s management and are not guarantees of performance. Various risks and uncertainties and contingencies could also cause actual results, performance or achievements to differ materially

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ProFrac Holding Corp. (PFHC) Acquisition of U.S. Well Services, Inc. by ProFrac Holding Corp. Call	Corrected Transcript
22-Jun-2022

from those expressed in management’s forward-looking statements. The listener or reader is encouraged to read ProFrac’s prospectus, which can be found at sec.gov or on the company’s Investor Relations section in the SEC filing tab to understand certain of those risks and uncertainties and contingencies.

And now, I would like to turn the call over to ProFrac’s CEO, Ladd Wilks. Ladd?

Ladd Wilks

Chief Executive Officer, ProFrac Holding Corp.

Hi. Thanks, Rick. Good morning, everyone. We’re pleased to have announced that we reached an agreement to acquire U.S. Well Services in a stock-for-stock transaction with an exchange ratio of 0.0561 shares of ProFrac Class A common stock for each share of U.S. Well Class A common stock. The acquisition is expected to be completed in the fourth quarter of 2022 subject to the satisfaction of customary closing conditions, including the approval of U.S. Well stockholders.

As we said last week in our first quarter earnings call, we recognized the current environment is advantageous for our sector and we want to use this opportunity to improve ours through cycle positioning. The acquisition of U.S. Well Services solidifies ProFrac’s position as the undisputed leader in electric hydraulic fracturing, which we believe represents the future of our industry.

In today’s environment, we believe electric frac fleets provide improved efficiency, lower O&M cost, greater value and lower overall cost of completion to our customers. It is a true win-win scenario for us, our customers, the environment and the communities in which we operate. We look forward to welcoming the U.S. Well Services’ team to the ProFrac family. We recognized the hard work of everyone to get to this point and I’m excited to join forces and build upon the foundation that this team has established. By leveraging, our scale and capabilities along with U.S. Well Services Clean Fleet technology, we intend to make ProFrac, the electric frac provider in the US.

U.S. Well has been a pioneer in the electric frac space. As a combined company, we believe we can optimize the cost structure and further increase our scale to enhance the benefits of our vertical integration, driving greater free cash flow through the cycle.

Now I’m going to hand the call over to Matt and he can talk more about this acquisition and our strategy.

Matthew D. Wilks

President & Executive Chairman, ProFrac Holding Corp.

Thank you, Ladd. Our pending acquisition of U.S. Well Services would create the preeminent leader in NextGen frac solutions in a combined company with 44 active fleets by the end of 2022. I’m going to start with the obvious merits of the deal. ProFrac’s 31 fleets combined with U.S. Well’s six fleets for a total of 37 active fleets.

By the end of this year, when our three electric fleets that are currently under construction combined with U.S. Well’s four electric fleets that are also under construction, we expect to have 44 active fleets. Geographically, this will bring our fleet count in the Northeast, up four fleets to a total of eight active fleets, while also adding a fleet to the Permian Basin and a fleet to the Rockies. 28 of those fleets or 63% of the combined company will be NextGen pumping technology, which we considered to be a Tier 4 or electric. 12 of those fleets or over a quarter will be electric, which will make us the largest electric fleet provider. We expect that this is approximately doubled in the next largest electric fleet provider.

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ProFrac Holding Corp. (PFHC) Acquisition of U.S. Well Services, Inc. by ProFrac Holding Corp. Call	Corrected Transcript
22-Jun-2022

The scale and competitiveness of the combined company will be incredible. We believe U.S. Well has the best technology in the industry for electric fleet. They have 40 issued patents and 70 active patent applications dealing with various details of the electric fleet process. Similar to what we saw in FTS, U.S. Well has a lower profit per fleet than what we have been able to accomplish at ProFrac.

If we can successfully optimize the efficiency and the pricing of these fleets in the same manner that we did with FTSI, the value creation could easily exceed what we achieved with FTSI. ProFrac also brings the ability to apply its vertical integration strategy to U.S. Well, which we believe can result in approximately $35 million in cost synergies to be realized in 2023.

This ranges from lower cost of major components that we manufacture, such as power ends, fluids ends and high pressure iron, all the way to the lower professional fees, duplicate public company costs and even insurance savings from the scale and breadth of the combined company. In addition to the potential profit uplift and the cost synergies, ProFrac has the ability to get to market quicker with its electric fleet offering, reduce the CapEx needed to build more e-fleet and eliminate the license fee that we were planning to pay to U.S. Well for building more e- fleets.

As a reminder, we paid U.S. Well $22.5 million in license fees in 2021, and prior to this acquisition, expected an additional $22.5 million in 2023. We estimate this transaction will be accretive from EBITDA to free cash flow in 2023 or sooner depending on when the transaction closes. One of the more several reasons we like this deal is that we are acquiring the industry-leading intellectual property portfolio that gave rise to electric frac technology with the market’s first e-fleet deployment in 2014.

We believe electric fleets are the future and provides a value proposition that customer cannot ignore. At current commodity prices, we estimate the diesel costs of about $25 million or more per year to operate than an e-fleet. Even when considering the cost of natural gas, we think this dynamic drives greater e-fleet adoption in the coming years. Finally, there is the added benefit to the environment through significantly reduced emission.

As we have discussed before, we believe in optimizing every aspect of the business and consolidating services to maximize efficiencies and scale. Our ability to bundle and offer a suite of services, which include frac design, related services, frac sand, sand trucking, chemical supply, logistics coordination and real-time data reporting is a differentiator for us in the marketplace. We believe we have the lowest cost structure in the industry due to our vertically integrated business model and our relentless pursuit to become better through our strategic growth strategy, which we believe will enable us to outperform the industry.

Before we turn the call over for questions, I’d also like to provide comments regarding the agreement for a bolt-on West Texas Sand acquisition that we announced this week. The deal to acquire Signal Peak’s or Signal Peak Silica’s Permian Basin operations serves as another example of scaling our vertical integration strategy as we continue to consolidate supply chain components to better serve our customers, lower our costs and improve our operating margins and profitability.

These Monahans assets, a well-regarded operation in the Permian Basin, would bring us a dedicated and dynamic workforce, and by the third quarter would expand our total in-basin sand mines to three within the ProFrac portfolio. Monahans provides nearly 3 million tons of annual sand production capacity of 40/70 and 100 mesh and includes nearly 25,000 tons of on-site storage.

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ProFrac Holding Corp. (PFHC) Acquisition of U.S. Well Services, Inc. by ProFrac Holding Corp. Call	Corrected Transcript
22-Jun-2022

Once closed, this transaction will bring our company-wide annual sand production capacity to approximately 6 million tons, which is expected to increase to approximately 8 million tons when we complete our West Munger facility in Permian, which is expected to occur by the third quarter of 2022.

As we have continually discussed, our plan is to continue to grow the company’s footprint in the coming years and throughout the entire cycle. To enable this continued growth, we have a two-pronged growth strategy: acquire, retire, replace, combined with scaling our vertical integration operations.

These two acquisitions, as well as the FTSI transaction, are clear examples of this strategy. As we continue to build additional scale and extend our scope of services at the wellhead, we can operate equipment safer, cheaper, more efficiently, and longer, and we think we can create value along the way, just like we did with FTSI.

More importantly, we do this by replacing existing equipment and not expanding the total horsepower in the market. And as I said last week in our earnings call, these are exactly the things that we believe make us stronger, better, more stable company throughout the cycle, so that we can deliver on what this space has missed for quite some time, the ability to earn money the old-fashioned way, net income, and even more importantly, material free cash flow generation, which we hope to return back to investors.

We believe ProFrac redefines what is possible in the oilfield service industry and redefines what is possible for our investors. We are extremely grateful to have this opportunity to partner with you. And we will maintain our focus on driving meaningful shareholder value while generating real returns for our investors.

And with that, I will now turn the call over to the operator to take your questions. Thank you.

QUESTION AND ANSWER SECTION

Operator: Thank you. We will now be conducting a question-and-answer session. [Operator Instructions] And our first question comes from the line of Ian Macpherson with Piper Sandler. Please proceed with your question.

Ian Macpherson	Q
Analyst, Piper Sandler & Co.

Thanks. Good morning, gentlemen.

Matthew D. Wilks	A
President & Executive Chairman, ProFrac Holding Corp.

Good morning.

Ian Macpherson	Q
Analyst, Piper Sandler & Co.

I wanted to ask about the opportunity for optimizing the EBITDA on the U.S. Well fleet, obviously, that profitability has been – it suffered from under scale. But I think also probably a different pricing framework than what you would intend to implement. Can you compare that opportunity and the challenges associated with that compared to what you’ve just accomplished with FTS, which I think we all agree kind of surprised positively in terms of timing and scope? What are your expectations for being able to re-price and optimize the EBITDA per fleet on the U.S. Well assets?

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ProFrac Holding Corp. (PFHC) Acquisition of U.S. Well Services, Inc. by ProFrac Holding Corp. Call	Corrected Transcript
22-Jun-2022

Matthew D. Wilks	A
President & Executive Chairman, ProFrac Holding Corp.

Yeah. So one thing I would point out with, when you have companies that are doing equipment only and they’re not providing their own supply chain, this business is all about operating leverage and utilization. So with utilization, you can dilute your fixed costs and – but if you have any disruptions to that, it significantly impairs your profitability. And I think that there’s a lot of companies that are equipment only that have become vulnerable to the supply chain management in this industry. And so this is one reason why we’ve been so laser focused on our supply chain and being able to bundle these services.

It’s not just the contribution margin that’s associated with sand, chemicals and freight, but it’s also the control of the pace and cadence of on-site operations by delivering things on time just about every time. And we think that with their current agreements that – and a proper supply chain, again, it’s important that not only will we get the contribution margin, but we’ll be able to restore the utilization rates where they need to be to earn the profitability that we know that they’re capable of.

In addition to that, around half of the contracts that they have will expire later this year or early next year. And the balance of those, what we love about the U.S. Well’s customers is the feeling that we get is that they understand better than anyone exactly how much diesel savings they’re benefiting from. And when we look at it from our perspective, it looks like they’re getting 100% of those savings. And so, we hope that there’s – and expect to have the opportunity to go in and continue the great partnership that they’ve established – that U.S. Well has established with those customers. But they have a conversation about how much of that – those diesel savings should really be allowed.

And I think when you look at comparing an electric fleet and the diesel savings that they provide, you’re really not competing against a conventional fleet by itself, you’re competing against a conventional fleet and the diesel they would consume. And so with diesel being over [ph] $4 – diesel (00:15:49) being over $4 a gallon and what it looks like it’s climbing, we think that this is an incredible value proposition that all the customers that are familiar with these fleets would be more than happy to have a conversation about what that looks like. So we’re really excited about moving forward and having those conversations, sitting down and running through the math and figuring out what is needed to make this platform successful and provide incredible, reliable service for these customers.

Now, in addition to that, we’re looking forward to benefiting from the contribution margin of the supply chain. And then, also going in and unpacking this operation and doing what we do best quickly integrating companies. And so we’ve taken a conservative approach into how we see integrating the revenue synergies over the next three to six months, similar to the way that we forecasted with FTSI. But our focus and our efforts will be pulling that forward as quickly as possible, just like we did with FTS.

Ian Macpherson	Q
Analyst, Piper Sandler & Co.

Sounds good. Thanks, Matt. Then my other question I was going to ask you, how, if at all, this acquisition is impacting your view towards the ProFrac stand-alone capital program going into next year? Obviously, you have your first three Clean Fleets coming this year. We were anticipating modeling an additional three fleets in 2023. Does this U.S. Well acquisition impact that growth CapEx cadence?

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ProFrac Holding Corp. (PFHC) Acquisition of U.S. Well Services, Inc. by ProFrac Holding Corp. Call	Corrected Transcript
22-Jun-2022

Matthew D. Wilks	A
President & Executive Chairman, ProFrac Holding Corp.

So, as we look at 2023 in the CapEx, we’re undecided on where we’re going with that and whether we’re going to build those or not. What I can tell you is that our intention is to not add any net horsepower to the industry.

Ian Macpherson	Q
Analyst, Piper Sandler & Co.

Fair enough. Thanks very much. Appreciate it.

Matthew D. Wilks	A
President & Executive Chairman, ProFrac Holding Corp.

Thank you.

Operator: Our next question comes from the line of Stephen Gengaro with Stifel. Please proceed with your question.

Stephen Gengaro	Q
Analyst, Stifel, Nicolaus & Co., Inc.

Thanks. Good morning, gentlemen.

Matthew D. Wilks	A
President & Executive Chairman, ProFrac Holding Corp.

Good morning.

Ladd Wilks	A
Chief Executive Officer, ProFrac Holding Corp.

Good morning.

Stephen Gengaro	Q
Analyst, Stifel, Nicolaus & Co., Inc.

So, one of my two questions is a follow-up on Ian. And when you look at the U.S. Well Services assets, I think the four newbuilds have contracts before they’re going to work in the five existing. Do you have a sense for how – can you give us any color on where they’re priced relative to the leading edge pricing that you would expect to achieve right now? And then, maybe on top of that, do you have a desire to have things under long-term contract, or in this market, would you prefer they were shorter term?

Matthew D. Wilks

President & Executive Chairman, ProFrac Holding Corp.

So we’ve been very consistent about our thoughts on contracts and they don’t function very well for a floor. But typically they’re expected [ph] an operator’s on them because they want a ceiling (00:19:14). And most of your creditors are investors and a lot of our peers look at the same contracts as provided in the floor. They’re comfort – that’s what they are. They’re comfort letters. And as we look at them, we believe that going in and working with your partners, so that it works for everybody is the right way to approach it.

When we look at the pricing on those four new fleets, we believe that they are in line with what the industry is seeing. But when you step in and you start looking for opportunities [ph] to add (00:19:46) the contribution margin in your supply chain, we think they’re – that we will be able to get them in line in a reasonable but conservative timeframe. And we’re very careful about how we forecast but very aggressive in our execution.

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ProFrac Holding Corp. (PFHC) Acquisition of U.S. Well Services, Inc. by ProFrac Holding Corp. Call	Corrected Transcript
22-Jun-2022

And so, we want to make sure that we get in and we preserve our partnerships and do this in a very delicate way. And – but, you know, that we love our customers and we love their customers. And so we want to make sure that we’re good stewards of those relationships. And – but we definitely do think that there’s tremendous savings to be had with this platform and tremendous savings to be had from improved utilization rates. And we think that there’s incredible value in that, that we expect to deliver to these customers.

But in addition to that, we’re looking forward to going in and having a conversation about the diesel and the diesel savings. And this is very difficult and challenging business and even in the good times, and – but this is what we do. We are hungry for it. We like doing it and we look forward to having these conversations.

Stephen Gengaro	Q
Analyst, Stifel, Nicolaus & Co., Inc.

So, do you think you can replace the assets before they roll over?

Matthew D. Wilks	A
President & Executive Chairman, ProFrac Holding Corp.

No, no. I think that those conversations are not something that we’re pursuing at this time. We think that we look forward to closing this transaction as soon as possible. And the sooner the better look forward to closing this and [ph] doing straight work (00:21:32) but not before.

Stephen Gengaro	Q
Analyst, Stifel, Nicolaus & Co., Inc.

Great. Thank you. And the other question I just had was on the balance sheet. When you looked at the value creation that this acquisition brings to ProFrac, how did you sort of balance the debt levels you’re taking on, right, because one of the things that we’ve certainly seen from an investor perspective is they don’t want leverage in this business, right? And you’re taking on debt. And I know the market is really strong, so it shouldn’t be a problem. But how did you sort of balance that? I think you took on $200-ish million of net debt with the benefits the acquisition brings.

Matthew D. Wilks	A
President & Executive Chairman, ProFrac Holding Corp.

So when we look at our leading edge and the guidance that we provided for Q2, when we look at this, we’re still bringing on the contribution margin of our supply chain on our existing fleets. And with the acquisition of Signal Peak and the construction of the [ph] Munger Ranch Mine (00:22:30), we think that there’s going to be further opportunities to continue to get the contribution margin from our supply chain.

And so even if we had a flat market on pricing for these fleets, we believe we would still see an expansion to our earning power on a per fleet basis. And so, what we’ve done on planning for this is we maintained flat expectations for what we had modeled out running through our recent processes. But we definitely see some tremendous upside from here.

And when we look at the guidance that we provided for Q2, not only does this transaction make sense on its merits alone with our previous guidance, but when you start looking at what we’ve released for or provided for Q2 and the continued contribution margin of our supply chain, that the amount of leverage that would be required we expect to be significantly lower than what we’ve outlined.

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ProFrac Holding Corp. (PFHC) Acquisition of U.S. Well Services, Inc. by ProFrac Holding Corp. Call	Corrected Transcript
22-Jun-2022

Stephen Gengaro	Q
Analyst, Stifel, Nicolaus & Co., Inc.

Great. Thank you for the color.

Matthew D. Wilks	A
President & Executive Chairman, ProFrac Holding Corp.

Definitely. Thank you.

Operator: Our next question comes from the line of Don Crist with Johnson Rice. Please proceed with your question.

Don Crist	Q
Analyst, Johnson Rice & Co. LLC

Good morning, gentlemen. How are you all today?

Matthew D. Wilks	A
President & Executive Chairman, ProFrac Holding Corp.

I’m good. How about you?

Don Crist	Q
Analyst, Johnson Rice & Co. LLC

Hanging in there, the best I know how. Can you talk about power options? I know the industry is kind of moved away from turbines and they’re kind of trying to figure out what the best power option is for the electric fleets going forward. Optimally, it would be grid power, but I don’t think we’re there yet and we’re still a few years off. But what are your thoughts on power options and how do you expect to tackle that in the next, call it, two years or so?

Matthew D. Wilks	A
President & Executive Chairman, ProFrac Holding Corp.

When we look at grid, I think that it’s seen as a zero emission or far enough away that it’s close as you can get I guess. But we just don’t see how it’s very practical because the infrastructure you’re setting up what is essentially a fixed infrastructure for a temporary application. And we just – it’s going to be very prohibitive and maybe occasionally available, but it’s not something that will be available at scale. And – but, when you look at turbines and the gas genset, the reciprocating gas genset, I think they’re both great applications. It’s horses for courses, solution that will be different for every customer, for every region.

However, we’re working diligently on this and very excited about what the PowerGen business provides and, you know, look, there’s a lot of technology that’s [indiscernible] (00:25:44) gas and eventually makes its way into other industries. And we think that this PowerGen and the technology in making it work in intermittent load situations is going to have some crossover power.

And I think everybody forgets this, energy – like the first energy transition business was oil, gas and it still is. And we’re excited about the opportunities and the development that, that’s going to happen with this platform. And when we look at PowerGen, we’re really excited about the opportunities. But I can’t say too much more except for stay tuned.

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ProFrac Holding Corp. (PFHC) Acquisition of U.S. Well Services, Inc. by ProFrac Holding Corp. Call	Corrected Transcript
22-Jun-2022

Don Crist	Q
Analyst, Johnson Rice & Co. LLC

Fair enough. And obviously, you thought that the technology was very good. So you licensed it a year or so ago. And I know that the patents have been defended several times successfully. Do you think that there’s an opportunity to possibly license the tech to other pressure pumpers in the future, or is that something that you’re not even considering at this point?

Matthew D. Wilks	A
President & Executive Chairman, ProFrac Holding Corp.

You know, at this point, there may be something that we explore, but our intention is to keep this exclusive for now and really develop it and see where we can go looking at continuation of patents, but really going in and expanding the scope of the application and looking for new use cases for each, each patent. And, as we move through it and work through and look at the operational efficiencies, there’s – it’s just incredible what we have here with ProFrac, with the engineers, mechanical engineers, electrical engineers. And so we’re constantly reinventing ourselves and finding new ways to do things, and we’re really excited about being able to take that culture and put it on this technology and see where we can take this, and so very excited about the patent portfolio.

But at this time, we’re not – we don’t expect to really pursue any revenue opportunities from it. We just love the platform and love the exclusive access to it.

Don Crist	Q
Analyst, Johnson Rice & Co. LLC

I appreciate all the color, and I’ll turn it back. Thanks, guys.

Matthew D. Wilks	A
President & Executive Chairman, ProFrac Holding Corp.

Thank you.

Operator: Our next question comes from the line of Tom Curran with Seaport Research Partners. Please proceed with your question.

Tom Curran	Q
Analyst, Seaport Global Securities LLC

Good morning. A question on your pending acquisition of Signal Peak, we know the total consideration is $90 million, but what will be the composition of that $90 million? Is it all stock, a mixture of equity and cash? Any assumed debt?

Matthew D. Wilks	A
President & Executive Chairman, ProFrac Holding Corp.

Cash.

Tom Curran	Q
Analyst, Seaport Global Securities LLC

It’s all cash. Great. And then could you give us some color around the current utilization and contract mix for the Monahans’ mine?

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ProFrac Holding Corp. (PFHC) Acquisition of U.S. Well Services, Inc. by ProFrac Holding Corp. Call	Corrected Transcript
22-Jun-2022

Matthew D. Wilks	A
President & Executive Chairman, ProFrac Holding Corp.

So there’s three contracts, and it’s – most of them run out within the next, I’d say, around the next nine months. But when we look at those, what we’re really excited about is we’ve kind of built the – a triangle out in West Texas with our sand mines. And so, from the logistics savings, being able to optimize that, too many times we see situations where trucks will drive past three or four sand mines on the way to the pad they’re supposed to unload at. So it’s incredibly inefficient with the fragmented ownership of these mines. And so getting the opportunity to get in and have a broadly distributed footprint where we have a sand mine in Monahans, Kermit, as well as in Lamesa. It gives us the ability to sit down with customers and have a conversation about how we bundle this up and provide a good give and take for making this work better for them, reduce the burden on the number of trucks that are in the industry driving over the roads and reduce the overall miles that are driven.

It’s not just the cost of logistics and the distances to haul these loads, but it’s the number of assets and the utilization of those assets. We highlighted previously with the Lamesa plant, and in Howard County, you only need about 30 trucks per fleet. But if you run that same fleet from Kermit, it’s going to take 70 trucks and cost about $10 to $12 more per ton.

This is the same philosophy that we took in when we were evaluating this – the Monahans assets. And this gives us the ability to go in and sit down with even those customers that we have contracts with and find a way to utilize the logistic savings to get us some to a little bit better spot on where the market really is. And so, I think that there’s a good way to reconcile this and do it in a way that’s commercially friendly for all parties involved.

In addition to that...

Tom Curran	Q
Analyst, Seaport Global Securities LLC

Got it.

Matthew D. Wilks	A
President & Executive Chairman, ProFrac Holding Corp.

...it’s – the operational leverage we’re having three plants, I’ve got six dryers now. And when we look at it at a – the dryer that needs maintenance, you can go into a more routine maintenance cycle so that you have – you’re able to provide more reliable production. And you also have the ability to move those volumes from one plant to the next so that you can better serve your customers. This is all about reliable, reliable and consistent results and execution, and that drives your overall fixed cost structure lower. So we’re very excited about having all three plants under the umbrella.

Tom Curran	Q
Analyst, Seaport Global Securities LLC

Makes sense, detailed overview. Thank you. And as you think about your vertical integration strategy going forward and what you still are looking to fill in, when it comes to the last-mile and mobile profit management systems, are you planning to eventually either organically develop or bolt-on any kind of solution there where you start offering silo or box systems as part of last-mile mileage services?

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ProFrac Holding Corp. (PFHC) Acquisition of U.S. Well Services, Inc. by ProFrac Holding Corp. Call	Corrected Transcript
22-Jun-2022

Matthew D. Wilks	A
President & Executive Chairman, ProFrac Holding Corp.

I mean, we look at everything, but I think it’s – we’ve always focused on maintaining healthy relationships with all of our vendors. And so it was – it’s very similar to what we were talking about with power gen on whether it’s turbines or reciprocating gas gen sets, it’s really a horses for courses application. Some operators like silos and some like boxes. And so we try to take an agnostic approach and maintain healthy relationships with everyone so that we can provide the best service and satisfy the needs of each of our customers in the way they like it best.

Tom Curran	Q
Analyst, Seaport Global Securities LLC

Thanks for taking my questions.

Matthew D. Wilks	A
President & Executive Chairman, ProFrac Holding Corp.

Thank you.

Operator: Our next question – and the next question comes from the line of Chase Mulvehill with Bank of America. Please proceed with your question.

Chase Mulvehill	Q

Hi, guys. It’s [ph] Saurabh (00:33:34) on for Chase here. Good morning.

Ladd Wilks	A
Chief Executive Officer, ProFrac Holding Corp.

Good morning, [ph] Saurabh (00:33:37).

Matthew D. Wilks	A
President & Executive Chairman, ProFrac Holding Corp.

Good morning.

Q

Hi. So obviously two transactions in two days, Sand Mine, and then, the U.S. Well transaction, right, [indiscernible] (00:33:47) the question, how should we think about further appetite, right, either on the frac side or just on the ancillary services side sand, chemicals, whatever it is. How do you think about that going forward? And especially relative to the net debt that you have taking on and the need to accrete cash on the balance sheet, and I’m just thinking about shareholder distribution going forward, how should we think about that going forward?

Matthew D. Wilks	A
President & Executive Chairman, ProFrac Holding Corp.

Yeah. So, when we look at opportunities, it’s all about making sure it fits the right criteria, that it doesn’t bring on unnecessary burden on the company. And that starts with looking at the pro forma leverage ratio, combined with the step up in performance and step up in results that we expect from the transaction. And so as we look at these two situations here, they’re both accretive, both have the ability to provide substantial improvement on their standalone basis.

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ProFrac Holding Corp. (PFHC) Acquisition of U.S. Well Services, Inc. by ProFrac Holding Corp. Call	Corrected Transcript
22-Jun-2022

And it does it with a manageable and modest leverage ratio. And so, as we look forward, we’re very excited about being able to step in and improve that performance. But they also, they also provide – when you look at adding horsepower, you end up underwriting your supply chain and you get the pull through and the contribution margin like we get more fluid-ins, we’re going to have more power-ins, more high pressure [ph] iron (00:35:17), so more chemicals, so more sand, these – when we look at horsepower, these are packages that allow us more commercial access to the marketplace.

And so, we’re very excited about that from that standpoint and we believe in this business. We believe in the acquisitions that we’ve put forward and we will not compromise our values and compromise our financial strength, and we’ve also will not compromise our prioritization of profitability over growth. And we look very forward to continuing on that path and being able to go in and return capital to our stakeholders that we will not go after growth opportunities that compromise our ability to return capital to our stakeholders.

So there’s – number one, return capital to stakeholders. Two, manage a modest and shrinking level of leverage. And many times, you can find both going after the right targets.

Q

Right. No, it’s good to hear that. And the reason I ask that question was again, the stock underperformed yesterday and it’s certainly underperforming today. I’m just trying to think strategically, both transactions make sense, right? But some of the market is not appreciating that. And I’m guessing it’s early days, [ph] sort of for a (00:36:50) feedback that I’m trying to think is the market is thinking about taking too much debt and just the delay in terms of cash return to shareholders.

But again, that’s just me thinking out loud, right? So that’s not a lot of feedback we’ve got already, right? But again, just early days. And then...

Matthew D. Wilks	A
President & Executive Chairman, ProFrac Holding Corp.

One thing I would say is that, I think that there’s been a great deal of trust destruction in this industry. And so when we look at how we execute and how we run this business, we’re laser focused on the well head and generating free cash. And we’re fully confident in our ability to do that. And every day that goes by, that’s just going to grow. Those opportunities are going to grow. And it’s – we’re excited to be able to show that there are people in this industry that you can trust. And that you generate free cash flow and you focus on what matters, everything else will settle down and it will be all right. Yeah. I think [ph] Saurabh (00:38:01)...

Q

Yeah. No. Yeah.

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ProFrac Holding Corp. (PFHC) Acquisition of U.S. Well Services, Inc. by ProFrac Holding Corp. Call	Corrected Transcript
22-Jun-2022

Lance Turner	A
Chief Financial Officer, ProFrac Holding Corp.

Another thing to remember is the net debt of, call it, [ph] $200 million (00:38:07) that you’re throwing out is kind of what – closer to because that’s kind of what we’re estimating towards close, and also towards close is 10 fleets that we’ll be getting. And so that’s certainly not reflected in the near-term Q2 consensus for U.S. Well. And so we think that there’s a – it’s a pretty conservative look when you actually factor in the full 10 fleets compared to the debt.

Q

Right, right, right. No. That makes sense. And I totally agree. The industry needs to rebuild trust, right. So hopefully we all work towards that. So thanks for clarifying that. Definitely that should be top of mind. And then just a clarification more than anything else, I think you said about half or so of the current U.S. Well fleet – the contracts on those roll over towards the end of the year or early next year. And I would assume the others roll forward through 2023. And then can you speak to the full fleets that they are building and that go out to the field later this year? What kind of contract structure do those have? Basically, I’m just trying to see what kind of EBITDA per fleet should we think about on those 9 electric fleets, 10 total fleets for 2023? I just want to make sure we don’t get too far ahead of [indiscernible] (00:39:29).

Matthew D. Wilks	A
President & Executive Chairman, ProFrac Holding Corp.

I really don’t want to go too far into that and speak to you directly with it. I think that the newer fleets would end up about where you would expect. What I can say is that with the proper utilization that all of these fleets are in line with leading edge EBITDA per fleet. But I mean this is on the equipment only side. So you also have to look at the opportunities for the contribution margin. And that’s where we get really excited and across all of them – each of these fleets are saving about anywhere from $30 million to $40 million a year of diesel from what they would spend otherwise.

And currently they’re priced in line with conventional fleets. And so if for whatever reason, there was someone else with a conventional fleet servicing that work, it would, on a fully dedicated fleet, the step up in cost that the operator would see would be in the $30 million to $40 million of additional cost. And so it’s substantial. And so when we look at these, we’re excited to get in and look at how we can continue to be partners with them and – but also share in those savings.

And the other part is these fleets also function as a benchmark. If we – you look at that equipment-only revenue over a year, if you’ve got an electric fleet and whatever that cost is, subtract $40 million from it and that’s how much a conventional fleet should be priced to be competitive with it. And so, from that standpoint, when we look at these electric fleets and how much savings they’re providing through diesel savings, we believe they are significantly underpriced to what they – the value that they bring.

Q

Right. Right. Okay. No, that makes sense. Okay, guys. I’ll turn it back. Thank you.

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ProFrac Holding Corp. (PFHC) Acquisition of U.S. Well Services, Inc. by ProFrac Holding Corp. Call	Corrected Transcript
22-Jun-2022

Matthew D. Wilks	A
President & Executive Chairman, ProFrac Holding Corp.

Thank you.

Operator: We have reached the end of the question-and-answer session, and I’ll now turn the floor back to management for closing comments.

Matthew D. Wilks

President & Executive Chairman, ProFrac Holding Corp.

Thank you, everyone. This has been a fun experience for – we recently IPO-ed. And we have – we’re just super excited about having an opportunity to work for you, for the investors, for all of our stakeholders. We’re delivering on our Acquire, Retire, Replace strategy and look forward to bringing these companies on and delivering quick and immediate results that we know you expect from us. This is a very exciting time. We love work. We love working. And we’ve already started. And we will continue to deliver results for you. So thank you.

Operator: Again, ladies and gentlemen, thank you for your participation. This does conclude today’s teleconference. You may disconnect your lines and have a wonderful day.

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ProFrac Holding Corp. (PFHC) Acquisition of U.S. Well Services, Inc. by ProFrac Holding Corp. Call	Corrected Transcript
22-Jun-2022

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this transcript (“Transcript”) may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. In some cases, the reader can identify forward-looking statements by words such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or similar words. Forward-looking statements relate to future events or future financial or operating performance of ProFrac Holding Corp. (“ProFrac”). These forward-looking statements include, among other things, statements regarding: the expected benefits of the proposed business combination between U.S. Well Services, Inc. (“USWS”) and ProFrac (the “Merger”), including any resulting synergies and positive impact on earnings, competitive advantages, expanded active fleet and electric fleet portfolio, increased value, improved efficiency, cost savings including fuel cost savings, access to and rights in acquired intellectual property, emissions minimization and other expected advantages of the Merger; the anticipated timing of the Merger; the likelihood and ability of the parties to successfully consummate the Merger; the services offered by ProFrac and USWS; the markets in which ProFrac and USWS operate; business strategies, debt levels, industry environment and growth opportunities; the projected value of operational synergies, including value expected to result from license fee savings; expectations regarding ProFrac’s ability to finance USWS’ debt; ProFrac’s positioning, resources, capabilities, and expectations for future performance; market and industry expectations; ProFrac’s estimates with respect to the profitability and utilization of its fleets; expectations regarding near-term and long-term growth, and the attendant impact on ProFrac’s future revenues, margins, free cash flow and through-cycle positioning; any estimates and forecasts of financial and other performance metrics; and ProFrac’s outlook and financial and other guidance. Such forward-looking statements are based upon assumptions made by ProFrac as of the date hereof and are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the risk that the Merger may not be completed in a timely manner or at all, which may adversely affect the price of ProFrac securities; the failure to satisfy the conditions to the consummation of the Merger, including the approval of the Merger by the stockholders of each of ProFrac and USWS, and the receipt of certain governmental and regulatory approvals; the failure to obtain financing to complete the Merger on favorable terms or at all; the effect of the announcement or pendency of the Merger on ProFrac’s and USWS’ business relationships, performance, and business generally; risks that the Merger disrupts current plans of USWS and potential difficulties in USWS’ employee retention as a result of the Merger; the outcome of any legal proceedings that may be instituted against ProFrac or USWS related to the Merger Agreement and the Merger; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Merger; the impact on the price of ProFrac’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which ProFrac operates, variations in performance across competitors, changes in laws and regulations affecting ProFrac’s business and changes in the combined capital structure; the ability to implement business plans, forecasts, and other expectations after the completion of the Merger, and identify and realize additional opportunities; the ability to integrate acquired assets and personnel into our existing business model and realize the expected value of resulting operational synergies; the ability to successfully and sustainably execute on current business strategies and plans for growth; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statement” in ProFrac’s final prospectus relating to its initial public offering (File No. 333-261255) declared effective by the SEC on May 12, 2022 (the “ProFrac Final Prospectus”). The foregoing list of factors is not exhaustive. There may be additional risks that neither ProFrac nor USWS presently know or that ProFrac or USWS currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the Proxy Materials (as defined below), including those under “Risk Factors” therein, and other documents filed by ProFrac and USWS from time to time with the SEC, which are available on the SEC’s website at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Nothing in this Transcript should be regarded as a representation by any person that the forward-looking statements set forth herein or therein will be achieved or that any of the contemplated results of such forward looking statements will be achieved, including without limitation any expectations about ProFrac’s or the combined company’s operational and financial performance or achievements. There may be additional risks about which ProFrac is presently unaware or that ProFrac currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ProFrac assumes no obligation and, except as required by law, does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. ProFrac gives no assurance that it will achieve any such expectations, including that the Merger will be consummated.

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ProFrac Holding Corp. (PFHC) Acquisition of U.S. Well Services, Inc. by ProFrac Holding Corp. Call	Corrected Transcript
22-Jun-2022

Use of Projections

This Transcript contains financial forecasts with respect to the combined company’s projected financial results. Neither ProFrac’s nor USWS’ independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Transcript, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Transcript. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of ProFrac, USWS or the combined company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Transcript should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Additional Information and Where to Find It

In connection with the Merger, ProFrac intends to file with the with the SEC a registration statement on Form S-4, which will include a proxy statement/prospectus (the “Proxy Statement”) and an information statement (the “Information Statement” and together with the Proxy Statement, the “Proxy Materials”). PROFRAC URGES INVESTORS TO READ THE PROXY MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PROFRAC AND THE MERGER. Investors may obtain free copies of the Proxy Materials (when available) as well as other filed documents containing information about ProFrac at http://www.sec.gov, the SEC’s free website. Free copies of ProFrac’s SEC filings including the Proxy Materials (when available) are also available on ProFrac’s website at www.pfholdingscorp.com under “Investor Relations.”

Participants in the Solicitation

ProFrac and USWS and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies in connection with the Merger. Information regarding the officers and directors of ProFrac is included in the ProFrac Final Prospectus. Information regarding the officers and directors of USWS is included in the Definitive Proxy Statement on Schedule 14A filed with the SEC on April 20, 2022, as amended from time to time, with respect to the 2022 Annual Meeting of Stockholders of USWS and in USWS’ Current Report on Form 8-K filed with the SEC on May 4, 2022. More detailed information regarding the identity of the potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Proxy Materials and other materials to be filed with the SEC in connection with the Merger.

No Offer and Non-Solicitation

This Transcript is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ProFrac, USWS or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

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ProFrac Holding Corp. (PFHC) Acquisition of U.S. Well Services, Inc. by ProFrac Holding Corp. Call	Corrected Transcript
22-Jun-2022

Non-GAAP Financial Terms

This Transcript includes certain projections of financial measures not presented in accordance with generally accepted accounting principles (“GAAP”), including Adjusted EBITDA. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgements by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Adjusted EBITDA is a non-GAAP financial measures and should not be considered as a substitute for net income (loss) or any other performance measure derived in accordance with GAAP or as an alternative to net cash provided by operating activities as a measure of our profitability or liquidity. Adjusted EBITDA is a supplemental measure utilized by ProFrac’s management and other users of ProFrac’s financial statements such as investors, commercial banks, research analysts and others, to assess ProFrac’s financial performance because they allow ProFrac to compare its operating performance on a consistent basis across periods by removing the effects of ProFrac’s capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and items outside the control of its management team (such as income tax rates). ProFrac views Adjusted EBITDA as an important indicator of performance. ProFrac defines Adjusted EBITDA as its net income (loss), before (i) interest expense, net, (ii) income tax provision, (iii) depreciation, depletion and amortization, (iv) loss on disposal of assets and (v) other unusual or non-recurring charges, such as costs related to its initial public offering, non-recurring supply commitment charges, certain bad debt expense and gain on extinguishment of debt. ProFrac believes that its presentation of Adjusted EBITDA will provide useful information to investors in assessing its financial condition and results of operations. Net income (loss) is the GAAP measure most directly comparable to Adjusted EBITDA. Adjusted EBITDA should not be considered as an alternative to net income (loss). Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect the most directly comparable GAAP financial measure. You should not consider Adjusted EBITDA in isolation or as a substitute for an analysis of results as reported under GAAP. Because Adjusted EBITDA may be defined differently by other companies in ProFrac’s industry, ProFrac’s definition of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

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ProFrac Holding Corp. (PFHC) Acquisition of U.S. Well Services, Inc. by ProFrac Holding Corp. Call	Corrected Transcript
22-Jun-2022

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